UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE RESULTS AND COMPLETION OF REPURCHASE OF TREASURY STOCK

On February 8, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a press release regarding the results of, and notice of completion of, its repurchase of treasury stock, which was determined at the Board of Directors’ meeting held on November 9, 2011. Attached is an English translation of the press release filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: February 8, 2012

February 8, 2012

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges	)

Notice of Results of Repurchase of Treasury Stock

through Off-Auction Own Share Repurchase Trading System (ToSTNET-3)

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that it implemented the repurchase of treasury stock today, pursuant to the announcement made on February 7, 2012, as described below.

The acquisition of treasury stock, which was determined at the Board of Directors’ meeting held on November 9, 2011, has been completed with today’s repurchase.

1. The Reason for the Repurchase

To increase the efficiency of its capital and to realize NTT’s capital policies for current supply and demand conditions.

2. Details of the Repurchase

(1) Class of Shares Repurchased:	Common Stock

(2) Number of Shares Repurchased:	41,820,600 Shares

(3) Total Value of Shares Repurchased:	158,290,971,000 Yen

(4) Date of Repurchase:	February 8, 2012

(5) Method of Repurchase:	A repurchase using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

(Reference)

The resolutions relating to the repurchase of treasury stock (announced on November 9, 2011) were as follows:

(1) Class of Shares to be Repurchased:	Common Stock

(2) Number of Shares to be Repurchased:	44 million shares (maximum)

(3) Total Repurchase Price:	220.0 billion yen (maximum)

Details of treasury stock repurchased since the resolution by the Board of Directors on November 9, 2011

(1) Class of Shares Repurchased:	Common Stock

(2) Number of Shares Repurchased:	41,820,600 Shares

(3) Total Repurchase Price:	158,290,971,000 Yen

For further information, please contact:
Mr. Hanaki or Mr. Iijima
Investor Relations Office
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589